January 6, 1998


Penny Somer, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

             Re:    Schedule 14D-1/A
                    Tescorp Inc. (the "Company")
                    Filed by Tescorp Acquisition Corporation (the "Purchaser") and Supercanal Holding S.A. (the "Parent") (together, the
                     "Bidder")
                    File No. 5-41166
                    ___________________________________________________________

Dear Ms. Somer:

             This letter contains supplemental information and a supplemental analysis requested in a letter dated January 5, 1998 (the "Comment Letter") from the Staff of the Securities and Exchange Commission relating to the above-captioned Schedule 14D-1/A. Our responses are numbered to correspond to the numbered comments in the Comment Letter.

             1. The Comment Letter asks that the Bidder supplementally advise whether the Programming Purchase Agreement involves an amount that is less than 1% of the Company's consolidated revenues.

             There have been no transactions to date under the Programming Purchase Agreement. Therefore, the Programming Purchase Agreement does not come within the specific disclosure requirements of Item 3 to Schedule 14D-1.

             Further, the Programming Purchase Agreement does not, in reality, involve purchases by the Company from the Bidder. The Parent and the Company each operates cable systems which carry programming originated by networks (such as HBO and The Discover Channel) and others. Neither the Parent nor any of its subsidiaries originates programming which might be purchased by the Company (some subsidiaries of the Parent originate local programming in areas they service, but this would be of no use to the Company). The purpose of the Programming Purchase Agreement is to give the Company access to preferred pricing the Parent may get from networks or independent programming originators, because pricing is based on amounts per subscriber and the Parent has many more subscribers than does the Company. The Programming Purchase

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Agreement will require the Parent to offer to sell programming  to  the Company at the same price the Parent pays for the programming. This in reality, will enable the Company to purchase independently originated programming THROUGH the Parent, not to purchase a product developed by the Parent.

             It is not clear to what extent the Company would in fact purchase programming through the Parent if the tender offer and the merger were not completed. The Programming Purchase Agreement gives the Company "the non-exclusive right, but not the obligation, to purchase from [the Parent] any television programming which [the Parent] has the right to sell to [the Company] and [the Company] desires to purchase."

             The Parent does not know why the Company has not yet sought to purchase programming through the Parent. It may be because the Company is prevented by existing contracts from changing providers, it may be because of the pendency of the tender offer and subsequent merger or it may be for some other reason. However, whether, and to what extent, the Company may purchase programming through the Parent if the tender offer does not succeed or the merger does not take place will be at the Company's option.

             In view of what is described above, the Bidder continues to view the Programming Purchase Agreement as a minor aspect of the transactions which are the subject of the Amended Stock Purchase and Merger Agreement (the "Amended Merger Agreement"), which is not required to be disclosed on Schedule 14D-1.

             2. The Comment Letter asks that we supplementally provide our analysis regarding the applicability of Rule 13e-3.

             The Bidder continues to believe its purchase of 31% of the common stock of the Company, and the election at the time of that purchase of a representative of the Parent to one of the seven places on the Company's Board of Directors, did not cause the Purchaser (or the Parent) to be an affiliate of the Company. However, even if it did cause the Purchaser to be an affiliate of the Company, the Bidder believes the Purchaser's tender offer, and the contemplated merger of the Purchaser and the Company, are excluded from Rule 13e-3 (a) under the standards set forth in Release No. 34-17719 and (b) because, in view of the Company's option to repurchase the 31% common stock interest, the transaction fits within the general exception in Rule 13e-3(g)(1).

             The facts applicable to our analysis are as follows. The purchase of the 31% common stock interest took place on December 5, 1997, as the first of three steps under the Amended Merger Agreement, which would result in the Parent's acquiring the Company in its entirety. The Purchaser is required to carry out the other two steps, the tender offer and, if it is successful, a merger of the Purchaser and the Company, as promptly as practicable. The purpose of the acquisition of the 31% common stock interest was to provide the Company with funds it would need to satisfy debt obligations and meet other obligations prior to the time when it is likely that the merger of the Purchaser and the Company will be completed.

             At no time prior to December 5, 1997, did the Parent, the Purchaser or any other subsidiary of the Parent own any stock of the Company or

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have a representative on the  Board of Directors of the Company.  Specifically,
none of the Parent, the Purchaser or any other subsidiary of the Parent owned any stock of the Company, or had a representative on the Board of Directors of the Company, (i) when the original Stock Purchase and Merger Agreement (the "Original Merger Agreement") was approved by the Company's Board of Directors,
(ii) when the Original Merger Agreement was signed on or about September 16, 1997, (iii) when the Amended Merger Agreement was approved by the Company's Board of Directors or (iv) when the Amended Merger Agreement was signed on December 5, 1997. It was not until the Purchaser completed the acquisition of the 31% common stock interest from the Company on December 5, 1997, that a representative of the Parent was elected to one of the seven positions on the Company's Board of Directors.

             When the Original Merger Agreement was signed, the Company and the Parent each issued a press release describing the fact that the Purchaser and the Company had signed an agreement under which the Purchaser would be acquiring the Company in a series of transactions in which it would pay the Company's stockholders $4.50 per share of common stock and $144 per share of the 8% Preferred Stock (as well as acquiring 10,790,000 newly issued shares of Common Stock and 60,750 newly issued shares of 8% Preferred Stock for $3.33 per share and $100 per share, respectively). When the Amended Merger Agreement was signed and the 31% common stock interest was purchased, the Company and the Parent each announced the change in what the Purchaser would be acquiring from the Company and announced that the Purchaser would be soliciting tenders of the Company's outstanding common stock for $4.50 per share and its outstanding 8% Preferred Stock for $144 per share plus accrued dividends, and if the tender offer was completed, the Purchaser would be merged with the Company in a transaction in which stockholders would receive the same per share prices.

             Since the Purchaser acquired the 31% common stock interest, neither the Purchaser nor the Parent has taken any steps to cause a change in the management or Board of Directors of the Company (other than the election of a single representative to the Board of Directors) or otherwise to exercise control of the Company, and neither of them has any intention of attempting to do so until the tender offer and the subsequent merger are completed.

             Although the Purchaser has acquired and paid for the 31% common stock interest, it may not be able to retain that common stock interest. Under the Amended Merger Agreement, unless the Purchaser purchases all the shares of common stock and 8% Preferred Stock of the Company which are tendered in response to the tender offer, whether or not the Purchaser is required to do so, the Company will have the option, which it may exercise at any time on or before the first anniversary of the date on which the Purchaser completed the purchase of the 31% common stock interest, to repurchase that common stock for the price the Purchaser paid for it. If the Company exercised that option, the representative of the Parent would have to resign from the Company's Board of Directors.

             Based upon those facts, our analysis is as follows:

RELEASE NO. 34-17719

             The answer to Question 8 in Release No. 34-17719 stated that the Division of Corporation Finance has taken a "no-action" position with respect

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to  the  applicability of the requirements  of  Rule  13e-3  to  a  transaction involving the purchase of a controlling interest in a class of equity securities of an issuer and the subsequent acquisition of the balance of the outstanding securities of such class, provided that:

(i) prior to the initial acquisition of securities, there was no affiliation between the issuer and the acquiring entity;

(ii) the initial acquisition and the second-step transaction are made pursuant to an agreement or agreements for the acquisition of the entire class of securities at the same unit price;

(iii) the intention to engage in the second-step transaction was publicly announced at the time of the initial acquisition, and the second-step transaction is effected within a relatively short period of time thereafter; and

(iv) the acquiring entity will not change the management or the Board of Directors, or otherwise exercise control, of the issuer prior to the completion of the second-step transaction.

             From the facts stated above, it is clear that the acquisition by the Purchaser of the 31% common stock interest met each of the four requirements, except that the purchase of the 31% common stock interest from the Company was at a unit price which was lower than the price at which shares are being purchased in the tender offer or will be acquired in the merger, and except that, after the Amended Merger Agreement had been approved by the Company's Board of Directors and executed, a single representative of the Parent was added to the Company's Board of Directors, without any existing director's leaving the Board.

             With regard to the fact that the Purchaser paid less for the stock it purchased from the Company than it will be paying for stock acquired from stockholders, subparagraph (g)(1) of Rule 13e-3, upon which the position in the answer to Question 8 in Release No. 34-17719 was based, requires "that the consideration offered to unaffiliated SECURITYHOLDERS in such Rule 13e-3 transaction is at least equal to the highest consideration offered during such tender offer" (emphasis added). The tender offer and the merger will comply with that requirement. The consideration offered to all unaffiliated holders of common stock will be the same (as will the consideration offered to all holders of 8% Preferred Stock). The purchase of the 31% common stock interest was from the Company. Further, the consideration being offered to the stockholders is HIGHER, not lower, than the unit price paid to the Company for the 31% common stock interest. Also, if the Parent acquires the Company through the tender offer and the merger, only the Parent will be affected by the price the Purchaser paid for the 31% common stock interest. If the tender offer does not result in the minimum required number of shares being tendered, and the Purchaser does not purchase the tendered shares in spite of that,the Company will have a one-year option to repurchase the 31% common stock interest for the price the Purchaser paid for it.
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

             With regard to the fact that a single representative of the Parent was added to the Company's Board of Directors, that did not occur until after the Amended Merger Agreement had been approved by the Company's Board of Directors and executed. Rule 13e-3 was directed at situations in which insiders might be able to influence the terms of transactions to which they were parties. The Staff has refused to issue no-action letters when parties to transactions had representatives on the Board of Directors when the transactions were being approved. See Technology for Communications International, Incorporated (Avail. February 16, 1988) ("the Staff cannot conclude that TCI was not an affiliate of BR prior to the time that the definitive merger agreements were being negotiated or executed"); General Steel Industries, Incorporated (Avail. April 13, 1982); Cole National Corporation (Avail. December 15, 1980). It has also refused to issue no-action letters when an acquirer, having acquired significant stock interests from principal stockholders, replaced the senior management of a company, or took major positions on its board of directors, before completion of the transaction with the company. See Micronet Holding Company Incorporated (Avail. August 3,
1981); see also, General Steel Industries Incorporated (Avail. April 13, 1982). Neither of those situations is present with regard to the relationship between the Bidder and the Company. The representative of the Parent was not added to the Company's Board of Directors until the Amended Merger Agreement had been approved by the Company's Board and executed and the Purchaser was in the process of making a very significant investment in the Company in order to permit it to meet its obligations until the tender offer and merger could be completed. Therefore, the representative of the Parent was never in a position to influence the Board's consideration of the Amended Merger Agreement. Further, no member of the Company's Board or management resigned after the Purchaser acquired its 31% common stock interest, or is expected to resign prior to completion of the merger. All that has happened is that a representative of the Parent has been elected to one of seven places on the
Company's Board. Notably, that position on the Board resulted from a transaction between the Purchaser and the Company, not (as was the case in each of the no-action letters cited above) from a transaction between an acquirer and principal stockholders of the target company.

             The acquisition of the 31% common  stock interest was clearly part of a unitary transaction in which the Parent seeks to acquire the Company in its entirety. The purchase of the 31% common stock interest was a means of providing the Company with funds it will need before that transaction can be completed. The tender offer and the merger are the other parts of the transaction. Accordingly, the Bidder should not be required to comply with Rule 13e-3 in connection with the tender offer or the subsequent merger.

             Even  if  the  Purchaser's acquisition of  the  31%  common  stock interest were viewed as not meeting in all material respects the tests set forth in the answer to Question 8 of Release No. 34-17719, that acquisition could be fit within the exception in Rule 13e-3(g)(1). That exception is for "any Rule 13e-3 transaction by or on behalf of a person which occurs within one year of the date of termination of a tender offer in which such person was the bidder and became an affiliate of the issuer as a result of such tender offer..." Although the 31% stock interest was purchased before the tender offer was begun, because the Company has an option to repurchase the shares for the price the Purchaser paid for them if the Purchaser does not purchase all the shares which are tendered in response to the tender offer, the Purchaser will not be able to enjoy the benefits of ownership of those shares until after it accepts the shares which are tendered in response to the tender offer, and the Company's option disappears. While that option remains in effect, the

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Purchaser  effectively  cannot  dispose of the shares, cannot benefit  from  an increase of the value of the 31% stock interest and could not use the 31% stock interest as the basis for opposing the Board in an election of directors. Accordingly, the Purchaser will not truly have beneficial ownership of the 31% stock interest unless and until it purchases the shares which are tendered in response to the tender offer.

             In view of what is stated above, it is respectfully submitted that the purchase by the Purchaser of the 31% stock interest did not cause the tender offer, and will not cause the subsequent merger, to be subject to Rule 13e-3.

             If you would like to discuss anything which is said in this letter, please call me at 212-878-8342 or call Jennifer Weld at 212-878-3461.

                                       Very truly yours,


                                       David W. Bernstein